               MARISA CHRISTINA REPORTS THIRD QUARTER 1999 RESULTS
                     - RETURNS TO OPERATING PROFITABILITY -
                    - COMPLETES SALE OF ADRIENNE VITTADINI -

         New York, New York, November 4, 1999 -- Marisa Christina, Incorporated (Nasdaq:MRSA) today reported results for the third quarter ended September 30, 1999.
         Net sales for the third quarter were $20.4 million compared with $23.1 million in the comparable quarter of 1998. The Company reported a net profit for the quarter of $981,559, or $0.13 per diluted share, compared to a net loss of $13.2 million, or $1.62 per diluted share, in the same period a year ago.

         As previously announced, on September 2, 1999 the Company completed the sale of the Adrienne Vittadini Division for $9.5 million in cash, resulting in a pretax gain in the third quarter of $645,899, or $0.06 per diluted share after tax. Included in the third quarter of 1998 were pretax one-time restructuring and asset impairment charges of $20.3 million, or $1.64 per diluted share after tax, reflecting the resignations of Adrienne and Gianluigi Vittadini and the writedown of goodwill related to the purchase of Adrienne Vittadini Enterprises.

         Excluding these non-recurring items in both periods, operating earnings in the third quarter were $721,000, compared to an operating loss of $428,000 in the comparable quarter last year. Net income before non-recurring items in the third quarter was $552,000, or $0.07 per diluted share, compared to $195,000, or $0.02 per diluted share in the third quarter of 1998.

         For the first nine months of 1999, net sales were $45.4 million compared with $56.4 million in the 1998 nine months. The net loss was $2.3 million, or $0.29 per diluted share, compared with a loss of $15.6 million, or $1.91 per diluted share, in the same period of 1998. Included in the 1999 nine month period was the aforementioned pretax gain of $645,899, or $0.06 per diluted share after tax, from the sale of the Vittadini Division. Included in the first nine months of 1998 were pretax restructuring and asset impairment charges of $20.3 million, or $1.64 per diluted share after tax, as discussed above.


                                   - MORE -

MARISA CHRISTINA REPORTS THIRD QUARTER 1999 RESULTS                    PAGE 2

         Michael Lerner, Chairman and Chief Executive Officer, commented, "The sale of the Vittadini Division in September capped the recovery of Marisa Christina. The Company returned to profitability in the third quarter on an operating basis, and was even more profitable on a pro forma basis excluding Vittadini. In addition, the cash proceeds from the sale enabled us to significantly pay down our bank loans, substantially improving our balance sheet liquidity and our capitalization."

         Mr. Lerner concluded, "We are encouraged by the continued solid increases in our backlogs at Marisa Christina and recent trends in orders at Flapdoodles. These trends, combined with our substantially strengthened balance sheet, give us the optimism to look forward to sustained profitability for the fourth quarter and next year."

         Marisa Christina, Inc. designs, manufactures, sources and markets a broad line of high quality "better" and "bridge" clothing for women and children. The Marisa Christina label includes sweaters characterized by classic, timeless styling and unique details. Flapdoodles apparel consists of casual children's and infant's sportswear, swimwear, and outerwear featuring vibrant colors, all-natural fabrics and unique patterns.

         Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with the success of future advertising and marketing programs, the receipt and timing of future customer orders, price pressures and other competitive factors and a softening of retailer or consumer acceptance of the Company's products leading to a decrease in anticipated revenues and gross profit margins. Those and other risks are described in the Company's filings with the Securities and Exchange Commission (SEC), copies of which are available from the SEC or may be obtained upon request from the Company.


                            -Financial Table Follows-

                 MARISA CHRISTINA, INCORPORATED AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
                                   (UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        Three Months Ended                  Nine Months Ended
                                                         September 30,                        September 30,
                                                        -----------------                   -----------------
                                                        1999             1998               1999           1998
                                                        ----             ----               ----           ----
Net sales                                             $ 20,434       $ 23,064          $   45,425      $  56,364


Cost of goods sold                                      14,358         16,699              34,633         41,114
                                                        ------         ------              ------        -------

     Gross profit                                        6,076          6,365              10,792         15,250

Selling, general and administrative expenses             5,355          6,793              15,353         19,583
Restructuring charge                                       - -          3,750                 - -          3,750
Asset impairment charge                                    - -         16,525                 - -         16,525
                                                     ---------        -------          ----------        -------

     Operating earnings (loss)                             721        (20,703)             (4,561)       (24,608)

Other income, net                                          287            787               1,138          1,663

Gain on the sale of the Adrienne
   Vittadini Division                                      646            - -                 646            - -

Interest expense, net                                     (178)          (170)               (609)          (490)
                                                       --------      ---------             -------       ---------

     Earnings (loss) before income tax
        expense (benefit)                                1,476        (20,086)             (3,386)       (23,435)

Income tax expense (benefit)                               494         (6,899)             (1,134)        (7,860)
                                                       --------      ---------             -------       ---------

      Net earnings (loss)                                  982        (13,187)             (2,252)       (15,575)

Other comprehensive income,
     net of tax - foreign currency
     translation adjustment                                - -              1                   5              1
                                                      ---------     ---------            ---------        --------

     Comprehensive income (loss)                      $    982      $(13,186)          $  (2,247)      $ (15,574)
                                                      ==========    ==========          ==========      ==========

Net earnings (loss) per share:
     Basic                                            $   0.13      $   (1.62)         $    (0.29)     $   (1.91)
                                                      ===========   ===========         ===========     ===========
     Diluted                                          $   0.13      $   (1.62)         $    (0.29)     $   (1.91)
                                                      ===========   ===========         ===========     ===========

Weighted average shares outstanding                      7,766          8,126               7,766          8,149
                                                      ===========   ===========         ===========     ===========


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